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                              July 14, 2020

       Eric A. Adams
       President and Chief Executive Officer
       InMed Pharmaceuticals Inc.
       Suite 310-815 W. Hastings Street
       Vancouver, B.C. V6C 1B4
       Canada

                                                        Re: InMed
Pharmaceuticals Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 6, 2020
                                                            File No. 333-239319

       Dear Mr. Adams:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed July 6, 2020

       About this Prospectus and Exchange Rates, page 1

   1.                                                   You disclose that on
June 30, 2020 you have effected a share consolidation (the    June 30,
                                                        2020 Share
Consolidation   ), pursuant to which your issued and outstanding common
                                                        shares have been
consolidated at a ratio of one post-consolidation common share for every
                                                        33 pre-consolidation
common share. Certain information throughout your document, as noted, and your
financial statements, and the related notes have not been adjusted to give effect to the June 30,
2020 Share Consolidation. Please revise all financial information, and all financial
statements to reflect the share consolidation in accordance with ASC 260-
                                                        10-55-12 and SAB Topic
4C, or tell us why such revision is not required. If you conclude that a revision is
necessary, please have your independent auditor revise its report on page
 Eric A. Adams
InMed Pharmaceuticals Inc.
July 14, 2020
Page 2
      F-3 to reference the share consolidation, and dual-date its opinion in accordance with
      AICPA AU-C Section 560.A11.
General

2. We note that you have made available an investor presentation dated July 2020 on your website. Please tell us why this presentation is consistent with Section 5 of the Securities
      Act, including any applicable safe harbor rules. We may have further comments upon review of your response.
       You may contact Ibolya Ignat at 202-551-3636 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Christine Westbrook at 202-551-5019 with any other questions.



                                                            Sincerely,
FirstName LastNameEric A. Adams
                                                            Division of
Corporation Finance
Comapany NameInMed Pharmaceuticals Inc.
                                                            Office of Life
Sciences
July 14, 2020 Page 2
cc:       Daniel M. Miller, Esq.
FirstName LastName